Exhibit (g)(1)
INVESTMENT ADVISORY AGREEMENT

THIS INVESTMENT ADVISORY AGREEMENT is made as of October 22, 2020, by and between NB Crossroads Private Markets Access Fund LLC (the “Fund”) and Neuberger Berman Investment Advisers LLC, a Delaware limited liability company (the “Investment Adviser”).

WHEREAS, the Fund intends to engage in business as a closed-end, non-diversified management investment company, and is registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Investment Adviser is an investment adviser registered as such under the Investment Advisers Act of 1940, as amended (the “Advisers Act”); and

WHEREAS, the Fund desires to retain the Investment Adviser to act as its investment adviser pursuant to this Agreement; and

WHEREAS, the Investment Adviser desires to be retained to act as investment adviser to the Fund pursuant to this Agreement; and

NOW, THEREFORE, in consideration of the terms and conditions hereinafter set forth, it is agreed, by and between the parties, as follows:

1.	The Fund hereby retains the Investment Adviser to:

(a)          act as its investment adviser and, subject to the supervision and control of the Board of Managers of the Fund (the “Board,” and each member of the Board, a “Manager”), manage the investment activities of the Fund as hereinafter set forth. Without limiting the generality of the foregoing, the Investment Adviser shall: obtain and evaluate such information and advice relating to the economy, securities markets, and securities as it deems necessary or useful to discharge its duties hereunder; continuously manage the assets of the Fund in a manner consistent with the investment objective, policies and restrictions of the Fund, as set forth in the Fund’s prospectus, including the statement of additional information, as amended or supplemented, and as may be adopted from time to time by the Board, and applicable laws and regulations; determine the securities to be purchased, sold or otherwise disposed of by the Fund and the timing of such purchases, sales and dispositions; invest discrete portions of the Fund’s assets (which may constitute, in the aggregate, all of the Fund’s assets) in unregistered investment funds or other investment vehicles (“Portfolio Funds”), which are managed by investment managers (“Portfolio Managers”), and in equity or debt securities of portfolio companies alongside Portfolio Funds and other private equity firms (each, a “Co-Investment”); and take such further action, including the placing of purchase and sale orders and the voting of securities on behalf of the Fund, as the Investment Adviser shall deem necessary or appropriate. The Investment Adviser shall furnish to or place at the disposal of the Fund such of the information, evaluations, analyses and opinions formulated or obtained by the Investment Adviser in the discharge of its duties as the Fund may, from time to time, reasonably request; and

(b)          provide, and the Investment Adviser hereby agrees to provide, certain management, administrative and other services to the Fund. Notwithstanding the appointment of the Investment Adviser to provide such services hereunder, the Board shall remain responsible for supervising and controlling the management, business and affairs of the Fund. The management, administrative and other services to be provided by the Investment Adviser shall include any of the following and/or such other management or administrative services as may be agreed upon by the parties from time to time:

(i)	providing office space, telephone and utilities;

(ii)	providing administrative and secretarial, clerical and other personnel as necessary to provide the services required to be provided under this Agreement;

(iii)	supervising the entities which are retained by the Fund to provide administration, custody and other services to the Fund;

(iv)	handling investor inquiries regarding the Fund and providing investors with information concerning their investments in the Fund;

(v)	monitoring relations and communications between investors and the Fund;

(vi)	assisting in the drafting and updating of disclosure documents relating to the Fund and assisting in the preparation of offering materials;

(vii)	maintaining and updating investor information, such as change of address and employment;

(viii)	assisting in the preparation and mailing of investor subscription documents and confirming the receipt of such documents;

(ix)	assisting in the preparation of any regulatory filings with the Securities and Exchange Commission (the "SEC") and state securities regulators and other Federal and state regulatory authorities;

(x)	preparing reports to and other informational materials for investors and assisting in the preparation of proxy statements and other investor communications;

(xi)	monitoring compliance with regulatory requirements and with the Fund’s investment objective, policies and restrictions as established by the Board:

(xii)
reviewing accounting records and financial reports of the Fund, assisting with the preparation of the financial reports of the Fund and acting as liaison with the Fund’s accounting agent and independent auditors;

(xiii)	assisting in the preparation and filing of tax returns;

(xiv)	coordinating and organizing meetings of the Board and meetings of the members of the Fund, in each case when called by such persons;

(xv)	preparing materials and reports for use in connection with meetings of the Board;

(xvi)
maintaining and preserving those books and records of the Fund not maintained by any sub-adviser or the Fund’s administrator, accounting agent or custodian (which books and records shall be the property of the Fund and shall be surrendered to the Fund promptly upon request);

(xvii)	reviewing and arranging for payment of the expenses of the Fund;

(xviii)	reviewing and approving all regulatory filings of the Fund required under applicable law;

(xix)	reviewing investor qualifications and subscription documentation and otherwise assisting in administrative matters relating to the processing of subscriptions for interests in the Fund; and

(xx)	working closely with any counsel of the Fund (which shall be retained at the sole expense of the Fund) in response to any litigation, investigations or regulatory matters.

2.          Provided that the Investment Adviser shall not be entitled to any compensation for services other than as provided by the terms of this Agreement or such other agreements as may be entered into from time to time between the Fund and the Investment Adviser, the Investment Adviser is authorized: (i) to obtain investment information, research or assistance from any other person, firm or corporation to supplement, update or otherwise improve its investment management services; and (ii) to the extent authorized by the Board and permitted under the 1940 Act, to enter into investment sub-advisory agreements with any affiliated registered investment adviser under the Advisers Act (a “Sub-Adviser”), delegating any or all of the investment advisory services required to be provided by the Investment Adviser under Section 1(a) hereof, subject to the supervision of the Investment Adviser.

3.          Without limiting the generality of Section 1 hereof, the Investment Adviser (and, if applicable, the Sub-Adviser) shall be authorized to open, maintain and close accounts in the name and on behalf of the Fund with brokers and dealers as it determines are appropriate; to select and place orders with brokers, dealers or other financial intermediaries for the execution, clearance or settlement of any transactions on behalf of the Fund on such terms as the Investment Adviser (or the Sub-Adviser) considers appropriate and that are consistent with the policies of the Fund; and, subject to any policies adopted by the Board and to the provisions of applicable law, to agree to such commissions, fees and other charges on behalf of the Fund as it shall deem reasonable in the circumstances taking into account all such factors as it deems relevant (including the quality of research and other services made available to it even if such services are not for the exclusive benefit of the Fund and the cost of such services does not represent the lowest cost available) and shall be under no obligation to combine or arrange orders so as to obtain reduced charges unless otherwise required under the federal securities laws; to pursue and implement the investment policies and strategies of the Fund, assess the most appropriate investments and investment vehicles (general or limited partnerships or other investment vehicles (pooled or otherwise), and determine the assets to be committed to each Portfolio Fund. The Investment Adviser (or the Sub-Adviser) may, subject to such procedures as may be adopted by the Board, use affiliates of the Investment Adviser as brokers to effect the Fund’s securities transactions and the Fund may pay such commissions to such brokers in such amounts as are permissible under applicable law.

4.	Advisory Fee; Expenses

(a)          In consideration of the services provided by the Investment Adviser under this Agreement, the Fund will pay the Investment Adviser an advisory fee (the “Advisory Fee”) as indicated on Exhibit A.

(b)          In addition, the Investment Adviser shall be entitled to an incentive fee if certain returns are achieved (the “Incentive Fee”) as described on Exhibit A.

(c)          Each of the Advisory Fee and Incentive Fee is payable quarterly in arrears within five (5) business days after the completion of the net asset value computation for the quarter and calculated and accrued monthly as of the last business day of each month. For purposes of determining the Advisory Fee and Incentive Fee payable to the Investment Adviser, the Fund’s net asset value will be calculated prior to the inclusion of the Advisory Fee and Incentive Fee payable to the Investment Adviser.

(d)          Except as provided herein or in another agreement between the Fund and the Investment Adviser, the Investment Adviser is responsible for all costs and expenses associated with the provision of its services hereunder. The Investment Adviser shall, at its own expense, maintain such staff and employ or retain such personnel and consult with such other persons as may be necessary to render the services required to be provided by the Investment Adviser or furnished to the Fund under this Agreement. Without limiting the generality of the foregoing, the staff and personnel of the Investment Adviser shall be deemed to include persons employed or otherwise retained by the Investment Adviser or made available to the Investment Adviser.

5.          The Fund will, from time to time, furnish or otherwise make available to the Investment Adviser such financial reports, proxy statements, policies and procedures and other information relating to the business and affairs of the Fund as the Investment Adviser may reasonably require in order to discharge its duties and obligations hereunder.

6.          Except as provided herein or in another agreement between the Fund and the Investment Adviser, the Fund shall bear all of its own expenses, including: all investment related expenses (including, but not limited to, fees paid directly or indirectly to Portfolio Managers, all costs and expenses directly related to portfolio transactions and positions for the Fund’s account such as direct and indirect expenses associated with the Fund’s investments, transfer taxes and premiums, taxes withheld on foreign dividends and brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees); all expenses (including financing, due diligence, travel and other costs) related to the acquisition, holding, monitoring and disposition of the Portfolio Funds and Co-Investments (including expenses associated with potential investments or dispositions that are not consummated); any non-investment related interest expense; fees and disbursements of any attorneys and accountants engaged by the Fund; audit and tax preparation fees and expenses of the Fund; administrative expenses and fees; custody and escrow fees and expenses; the costs of an errors and omissions/directors and officers liability insurance policy and a fidelity bond; and fee payable to the Investment Adviser; fees and travel expenses of the Independent Managers (as defined below); all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among the Investment Adviser and any custodian or other agent engaged by the Fund; and any extraordinary expenses.

7.          The Investment Adviser will use its best efforts in the supervision and management of the investment activities of the Fund and in providing services hereunder, but in the absence of willful misconduct, bad faith, gross negligence or reckless disregard of its obligations hereunder, the Investment Adviser, its directors, officers or employees and its affiliates, successors or other legal representatives (collectively, the “Affiliates’’) shall not be liable to the Fund for any error of judgment, for any mistake of law, for any act or omission by the Investment Adviser or any of the Affiliates or by any Sub-Adviser or for any loss suffered by the Fund. Notwithstanding the foregoing, the Fund shall not be deemed to have waived any rights it may have against the Investment Adviser, Sub-Adviser under federal or state securities laws.

8.	Indemnification

(a)          The Fund shall indemnify the Investment Adviser and its directors, officers or employees and their respective affiliates, executors, heirs, assigns, successors or other legal representatives (each an “Indemnified Person”) against any and all costs, losses, claims, damages or liabilities, joint or several, including, without limitation, reasonable attorneys’ fees and disbursements, resulting in any way from the performance or non-performance of any Indemnified Person’s duties with respect to the Fund, except those resulting from the willful misconduct, bad faith or gross negligence of an Indemnified Person or the Indemnified Person’s reckless disregard of such duties, and in the case of criminal proceedings, unless such Indemnified Person had reasonable cause to believe its actions unlawful (collectively, “disabling conduct”). Indemnification shall be made following: (i) a final decision on the merits by a court or other body before which the proceeding was brought that the Indemnified Person was not liable by reason of disabling conduct or (ii) a reasonable determination, based upon a review of the facts and reached by (A) the vote of a majority of the Managers who are not parties to the proceeding or (B) legal counsel selected by a vote of a majority of the Board in a written advice, that the Indemnified Person is entitled to indemnification hereunder. The Fund shall advance to an Indemnified Person (to the extent that it has available assets and need not borrow to do so) reasonable attorneys’ fees and other costs and expenses incurred in connection with defense of any action or proceeding arising out of such performance or non-performance. The Investment Adviser agrees, and each other Indemnified Person will agree as a condition to any such advance, that in the event the Indemnified Person receives any such advance, the Indemnified Person shall reimburse the Fund for such fees, costs and expenses to the extent that it shall be determined that the Indemnified Person was not entitled to indemnification under this Section 8.

(b)          Notwithstanding any of the foregoing to the contrary, the provisions of this Section 8 shall not be construed so as to relieve the Indemnified Person of, or provide indemnification with respect to, any liability (including liability under Federal Securities laws, which, under certain circumstances, impose liability even on persons who act in good faith) to the extent (but only to the extent) that such liability may not be waived, limited or modified under applicable law or that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the provisions of this Section 8 to the fullest extent permitted by law.

9.          Nothing contained in this Agreement shall prevent the Investment Adviser or any affiliated person of the Investment Adviser from acting as investment adviser or manager for any other person, firm or corporation and except as required by applicable law (including Rule 17j-l under the 1940 Act) shall not in any way bind or restrict the Investment Adviser or any such affiliated person from buying, selling or trading any securities or commodities for their own accounts or for the account of others for whom they may be acting. Nothing in this Agreement shall limit or restrict the right of any member, officer or employee of the Investment Adviser to engage in any other business or to devote his or her time and attention in part to the management or other aspects of any other business whether of a similar or dissimilar nature.

10.	Term

(a)          This Agreement will take effect on the date first set forth above. Unless earlier terminated pursuant to this Section, this Agreement shall remain in effect for a period of two (2) years from such date and shall continue in effect from year to year thereafter provided such continuance is approved at least annually by the vote of a majority of the outstanding voting securities of the Fund, as defined by the 1940 Act and the rules thereunder, or by the Board; and provided that in either event such continuance is also approved by a majority of the Managers who are not parties to this Agreement or “interested persons” (as defined by the 1940 Act and the rules thereunder) of any such party (the “Independent Managers”), by vote cast in person or as otherwise permitted by the SEC at a meeting called for the purpose of voting on such approval. The Fund may at any time, without payment of any penalty, terminate this Agreement upon sixty days’ prior written notice to the Investment Adviser, either by majority vote of the Board or by the vote of a majority of the outstanding voting securities of the Fund (as defined by the 1940 Act and the rules thereunder). The Investment Adviser may at any time, without payment of penalty, terminate this Agreement upon sixty days’ prior written notice to the Fund.

(b)          If terminated, the Investment Adviser will be entitled to the pro-rated portion (number of days that this Agreement was in effect during the quarter in which the termination of this Agreement was effective, divided by the number of days in the quarter in which the termination of this Agreement was effective) of any unpaid fee pursuant to Section 4(a) or 4(b).

11.          This Agreement shall be binding upon and inure to the benefit of each party hereto, each indemnified party and their respective successors and permitted assigns. This Agreement shall automatically terminate in the event of its assignment (to the extent required by the 1940 Act and the rules thereunder) unless such automatic termination shall be prevented by an exemptive order or rule by the SEC.

12.          Any notice under this Agreement shall be given in writing and shall be deemed to have been duly given when delivered by hand or facsimile or five days after mailed by certified mail, post-paid, by return receipt requested to the other party at the principal office of such party.

13.          This Agreement may be amended only by written agreement of the parties. Any amendment shall be required to be approved by the Board and by a majority of the Independent Managers in accordance with the provisions of Section 15(c) of the 1940 Act and the rules thereunder. If required by the 1940 Act, any amendment shall also be required to be approved by such vote of members of the Fund as is required by the 1940 Act and the rules thereunder.

14.          This Agreement shall be construed in accordance with the laws of the State of New York and the applicable provisions of the Advisers Act. To the extent the applicable law of the State of New York, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

15.          The Fund represents that this Agreement has been duly approved by the Board, including a majority of the Independent Managers, and the sole initial member of the Fund, in accordance with the requirements of the 1940 Act and the rules thereunder.

16.          The parties to this Agreement agree that the obligations of the Fund under this Agreement shall not be binding upon any of the Managers, any members of the Fund or their affiliates, any officers, employees or agents, whether past, present or future, of the Fund, individually, but are binding only upon the assets and property of the Fund.

17.	This Agreement embodies the entire understanding of the parties.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement on the day and year first above written.

NB CROSSROADS PRIVATE MARKETS ACCESS FUND LLC

By: /s/ James Bowden
Name: James Bowden
Title: President and Chief Executive Officer

NEUBERGER BERMAN INVESTMENT ADVISERS LLC

By: /s/ Brian Kerrane
Name: Brian Kerrane
Title: Managing Director

[Investment Advisory Agreement]

Exhibit A

Effective as of January 15, 2021

Advisory Fee

In consideration of the advisory services provided by the Investment Adviser, the Fund will pay the Investment Adviser an Advisory Fee at an annual rate of 1.50%, based on the Fund’s net asset value calculated and accrued monthly as of the last business day of each month, and payable quarterly in arrears within five (5) business days after the completion of the net asset value computation for the quarter.

Incentive Fee

At the end of each calendar quarter of the Fund, the Investment Adviser will be entitled to receive an Incentive Fee equal to 10% of the difference, if positive, between (i) the net profits of the Fund for the relevant period and (ii) the then balance, if any, of the Loss Recovery Account (as defined below). For the purposes of the Incentive Fee, the term “net profits” shall mean (i) the amount by which the net asset value of the Fund on the last day of the relevant period exceeds the net asset value of the Fund as of the commencement of the same period, including any net change in unrealized appreciation or depreciation of investments and realized income and gains or losses and expenses (including offering and organizational expenses) plus (ii) the aggregate distributions accrued during the period.

The Fund will maintain a memorandum account (the “Loss Recovery Account”), which will have an initial balance of zero and will be (i) increased upon the close of each calendar quarter of the Fund by the amount of the net losses of the Fund for the quarter, and (ii) decreased (but not below zero) upon the close of each calendar quarter by the amount of the net profits of the Fund for the quarter. Net losses are defined as the amount by which the net asset value of the Fund on the last day of the relevant period is less than the net asset value of the Fund as of the commencement of the same period, including any net change in unrealized appreciation or depreciation of investments and realized income and gains or losses and expenses (including offering and organizational expenses).